**Orbis**
*Grupa Hotelowa*

Warszawa, 2008-08-14

[redacted]

08005408

SEC Mail Processing
Section

OCT 14 2008

Washington, DC
110

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

**Ref.: 82-5025**

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 25/2008.
Best regards

Ireneusz Węgłowski

Vice President

PROCESSED
OCT 17 2008
THOMSON REUTERS

10/16

Current report no. 25/2008
August 8, 2008

Subject: significant blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received today a notification from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A, with the wording as in the attached file.

Fundusze Inwestycyjne Arka

BZ WBK AIB
Towarzystwo Funduszy Inwestycyjnych S.A.

pl. Wolności 16, 61-739 Poznań
tel.: + 48 61 866 73 22
fax: + 48 61 856 73 21

**Business secret of the financial market**

L.Dz. BZ WBK AIB TFI S.A. 7F 76/08.

Poznań, August 7, 2008.

Mr. Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna S.A.
ul. Bracka 16
00-028 Warszawa

Dear Mr. President,

Acting by virtue of Article 69 section 1 point 1 in connection with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna, acting for and on behalf of Arka BZ WBK Akcji Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Rozwoju Nowej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Zamkniętego, Arka BZ WBK Stabilnego Wzrostu Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Zrównoważony Funduszu Inwestycyjnego Otwartego, and Lukas Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the „Funds"), hereby informs that as a result of acquisitions of shares, cleared on August 6, 2008, the listed Funds have become holders of a number of shares resulting in an increase in the total number of votes at the general meeting of the public company Orbis Spółka Akcyjna by more than 2%. Previously,

the listed Funds notified 12.05% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the shareholding referred to above was increased, 6 472 734 company shares had been deposited on the Funds' accounts, accounting for 14.048% of the share capital. These shares carried 6 472 734 votes at the general meeting of shareholders, which accounted for 14.048% share in the total number of votes at the general meeting of the company Orbis S.A.

As of August 6, 2008, a total of 6 502 334 shares, accounting for 14.112% of the share capital, were deposited on securities accounts of the Funds. These shares carried 6 502 334 votes, which accounted for 14.112% of the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, Towarzystwo informs that, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), it has commissioned the management of the Funds' investment portfolios to the company BZ WBK AIB Asset Management S.A. with its registered seat in Poznań. Therefore, BZ WBK AIB Asset Management S.A. is also obligated to notify acquisitions of shares referred to herein.

Best regards

Krzysztof Samotij
President of the Management Board

*Grupa Hotelowa*

Warszawa , 2008-08-14

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**


**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl



zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001


**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

**Ref.: 82-5025**

Dear Sirs,

Please find enclosed the text of the Current report no 13/2008 – correction.

Best regards

Ireneusz Węgłowski

Vice President

Current report no. 13/2008 - correction
August 12, 2008

Subject: sale of assets of significant value – correction of point 3 of the Current Report no. 13/2008 of May 23, 2008

In connection with the fact that the transaction of sale of 100% shares in Orbis Polish Travel Bureau Inc., New York, by PBP Orbis Sp. z o.o. pursuant to the agreement of May 21, 2008, disclosed by the Company in the Current Report no. 13/2008 of May 23, 2008, was finalized on July 25, 2008, "Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby corrects the wording of the above indicated Current Report no. 13/2008 by replacing point three thereof, worded as follows:

"3) Date and manner of sale - agreement of May 21, 2008 executed in New York."

with the following:

"3) Date and manner of sale - agreement of May 21, 2008 executed in New York, finalized on July 25, 2008."

END